SCHEDULE 13G

CUSIP NO. 749938 10 6                          Page 1 of 7 Pages

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                    --------------------------


                           SCHEDULE 13G
                          (Rule 13d-102)

      INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 1)



                       RMH Teleservices, Inc.
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                         (Name of Issuer)


                           Common Stock
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                  (Title of Class of Securities)

                           749938 10 6
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                          (CUSIP NUMBER)
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CUSIP NO. 749938 10 6          13G             Page 2 of 7 Pages

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1.  Name of reporting persons
    S.S. or I.R.S. Identification
    No. of Above Persons

                   Advanta Partners LP  23-2764932

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2.  Check the appropriate box if a member of a group*
                                         (a)    [  ]
                                         (b)    [ X]
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3.  SEC use only

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4.  Citizenship or place
    of organization        Advanta Partners LP - Pennsylvania

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                         5. Sole Voting Power
                                 2,658,456
Number of                ----------------------------------------
Shares Beneficially      6. Shared Voting Power
Owned by Each                       -0-
Reporting Person         ----------------------------------------
With                      7. Sole Dispositive Power
                                  2,658,456
                         ----------------------------------------
                          8. Shared Dispositive Power
                                     -0-
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9.  Aggregate amount beneficially
    owned by each reporting person       2,658,456
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10. Check box if the aggregate amount
    in row (9) excludes certain shares*
                                                [  ]
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11. Percent of class represented by
    amount in row (9)                           32.7%
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12. Type of reporting person*
                               Advanta Partners LP  - PN

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               *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 749938 10 6           13G             Page 3 of 7 Pages

                          SCHEDULE 13G
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1(A).NAME OF ISSUER:

          RMH Teleservices, Inc.

ITEM 1(B).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          40 Morris Avenue
          Bryn Mawr, PA 19010

ITEM 2(A).NAME OF PERSON FILING:

          Advanta Partners LP

ITEM 2(B).ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE:

          Welsh and McKean Roads
          P.O. Box 844
          Spring House, PA 19477-0844

ITEM 2(C).CITIZENSHIP:

          Pennsylvania

ITEM 2(D).TITLE OF CLASS OF SECURITIES:

          Common Stock

ITEM 2(E).CUSIP NUMBER:

          749938 10 6

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES
          13D-1(B) OR 13D-2(B) , CHECK WHETHER THE PERSON
          FILING IS A:  N/A

          (a) [ ] Broker or dealer registered under Section 15 of the Act.

          (b) [  ]  Bank as defined in Section 3(a)(6) of the
              Exchange Act.

          (c) [  ]  Insurance Company as defined in Section
              3(a)(19) of the Exchange Act.

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CUSIP NO. 749938 10 6           13G             Page 4 of 7 Pages


          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

          (e) [  ]  An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [  ]  A savings association as defined in Section
              3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under
              Section 3(c)(14) of the Investment Company
              Act;

          (j) [  ]  Group, in accordance with
              Rule 13d-1(b)(1)(ii)(J).

    If this statement is fled pursuant to Rule 13d-1(c),
check this box. [   ]

ITEM 4.  OWNERSHIP.

          (a)  Amount beneficially owned:   2,658,456

          (b)  Percent of Class:  32.7%

          (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                        2,658,456

              (ii)  Shared power to vote or to direct the vote:
                        -0-

              (iii) Sole power to dispose or to direct the
                    disposition of:  2,658,456

              (iv)  Shared power to dispose or to direct the
                    disposition of:   -0-

CUSIP NO. 749938 10 6           13G             Page 5 of 7 Pages

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON.

               Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

               Advanta Partners LP and Raymond J. Hansell and MarySue Lucci Hansell are parties to a Voting Agreement (the "Voting Agreement") pursuant to which Advanta Partners, on the one hand, and Mr. Hansell and Ms. Lucci, on the other, agree to vote for two nominees of the other to the Company's Board of Directors. Each party's rights under the Voting Agreement terminate when such party's ownership of Common Stock become less than 25% of such ownership after the completion of the Company's initial public offering. See the attached exhibit for additional information on the parties to the Voting Agreement.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.  CERTIFICATION.

               Not Applicable.
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CUSIP NO. 749938 10 6         13G               Page 6 of 7 Pages


                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     2/10/99
                                    -----------------------------
                                            (Date)

                                    ADVANTA PARTNERS LP

                                    By:  ADVANTA GP CORP.,
                                         general partner

                                   s/ Gary Neems
                                    -----------------------------
                                          (Signature)

                                        Gary Neems
                                        Vice President
                                    -----------------------------
                                          (Name/Title)
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CUSIP NO. 749938 10 6            13G           Page 7 of 7 Pages



                 Exhibit:  Parties to the Voting Agreement
                 -----------------------------------------

   Name              Citizenship/Place of     Principal
                       Organization           Business Address

Raymond J. Hansell  United States of America  30 Darby Road
                                              Paoli, PA 19301

MarySue Lucci
Hansell             United States of America  30 Darby Road
                                              Paoli, PA 19301

Advanta Partners    Pennsylvania limited     Welsh & McKean Rds.
LP                  partnership               P.O. Box 844
                                              Spring House, PA
                                              19477